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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed Under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended



                        Duke Energy Australia Limited;
                          DEI Victoria Power Pty Ltd;
                   Duke Energy Bairnsdale Holdings Pty Ltd;
                     Duke Energy Bairnsdale Power Pty Ltd
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                       (Name of foreign utility company)




                                DUKE ENERGY CORPORATION
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                  (Name of filing company, if filed on behalf
                         of a foreign utility company)
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                                 Notification
                                 ------------


     Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), acting on behalf of Duke Energy Australia Ltd. ("DEA-Bermuda"), DEI Victoria Power Pty Ltd ("DEI Victoria"), Duke Energy Bairnsdale Holdings Pty Ltd ("DEB Holdings"), and Duke Energy Bairnsdale Power Pty Ltd ("DEB Power") (collectively, the "Foreign Utility Companies"), herewith files with the Securities and Exchange Commission (the "Commission") this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its subsidiaries Duke Energy acquired for $19.8 million, 100% of the voting stock of DEB Holdings and DEB Power. The Foreign Utility Companies and the transaction are described further herein.

ITEM 1
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     Names and Business Addresses:
     ----------------------------

     The names and business addresses of the entities claiming foreign utility company status are:

     A.   Duke Energy Australia Ltd.
          5400 Westheimer Court
          Houston, TX 77056-5310

     B.   DEI Victoria Power Pty Ltd
          Level 33, Waterfront Place
          1 Eagle Street
          Brisbane, Qld 4000 Australia

     C.   Duke Energy Bairnsdale Holdings Pty Ltd
          Level 33, Waterfront Place
          1 Eagle Street
          Brisbane, Qld 4000 Australia

     D.   Duke Energy Bairnsdale Power Pty Ltd
          Level 33, Waterfront Place
          1 Eagle Street
          Brisbane, Qld 4000 Australia

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     Description of Facilities:
     -------------------------

     The facilities owned by each of the Foreign Utility Companies are described below:

     A.   DEA - Bermuda
          -------------

     DEA - Bermuda owns no electric facilities except through its direct ownership of DEI Victoria Power, and through its indirect ownership as parent of DEI Victoria of the securities of DEB Holdings and DEB Power. The ownership of such entities is described further below under "Ownership."

     B.   DEI Victoria
          ------------

     DEI Victoria owns a 26% direct interest in the Bairnsdale Power Project Joint Venture (an unincorporated entity). The Bairnsdale Power Project Joint Venture ("Joint Venture") developed, owns and operates a 43 megawatt simple cycle gas turbine electric generation facility, accompanied by a static var compensator which maintains stability by providing reactive power. The project is located at Bairnsdale in the state of Victoria, Australia.

DEI Victoria owns no other electric facilities except through its indirect ownership, as parent company of DEB Holdings, of the securities of DEB Power which holds a 74% direct interest in the Joint Venture (described above).

The purchase price paid on April 17, 2000 for the interest in the Joint Venture and the stock in DEB Holdings was $19.8 million. The facility recently began commercial operations, and provides electricity to the National Electricity Market during peak demand periods.

     C.   DEB Holdings
          ------------

     DEB Holdings holds no electric facilities except through its indirect ownership, as the parent company of DEB Power, which holds a 74% interest in the Joint Venture (as described above).

     D.   DEB Power
          ---------

     DEB Power owns a 74% direct interest in the Joint Venture, as described above.

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     Ownership:
     ---------

     DEI Victoria Power Pty Ltd owns 100% of the voting equity securities of DEB Holdings, which in turn holds 100% of the voting equity shares of DEB Power. All of the outstanding voting securities of DEI Victoria are owned by DEA -Bermuda, which is a wholly owned subsidiary of Texas Eastern (Bermuda), Ltd. ("TE Bermuda"). TE Bermuda is wholly owned by Duke Energy Group, Inc, a Delaware corporation, a wholly owned subsidiary of Duke Energy International LLC, a Delaware limited liability company, a wholly owned subsidiary of Duke Energy Global Asset Development, Inc., a Nevada corporation, a wholly owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DESI is a wholly owned subsidiary of PanEnergy Corp, a Delaware corporation, which is a wholly owned subsidiary of Duke Capital Corporation, a Delaware corporation, which, in turn, is a wholly owned subsidiary of Duke Energy.


ITEM 2
------

     Domestic Associate Public-Utility Companies of the Foreign Utility
     ------------------------------------------------------------------
Companies and their Relationship to Such Entities:
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     Duke Energy is a domestic associate public-utility company of each of the
Foreign Utility Companies, with Duke Energy being the parent holding company. Duke Energy's relationship to each of the Foreign Utility Companies is that it indirectly owns 100% of DEA - Bermuda and 100% of DEI Victoria Power, which owns interests in the Joint Venture, DEB Holdings and DEB Power described herein.

     The total purchase price of Duke Energy's interest in the Joint Venture was $19.8 million.

                                   SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        DUKE ENERGY CORPORATION


                                   By:  /s/ Ellen T. Ruff
                                        ------------------------
                                        Ellen T. Ruff
                                        Senior Vice President
                                        and General Counsel

Date: July 27, 2001

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Exhibits
--------

     (1) North Carolina Utilities Commission certification letter dated June 23, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15,
1998).

     (2) The Public Service Commission of South Carolina certification letter dated June 5, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).

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